SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on 1st Quarter Results dated August 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 10, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISH POWER plc

2005/06 1st QUARTER RESULTS to 30 June 2005

Highlights

•	Continuing businesses pre IAS 39

–	Operating profit* of £178 million, up 39%

–	Profit before tax* of £147 million, up 41%

–	Earnings per share* of 5.75 pence, up 31%

–	Capital investment of £205 million

•	Total group pre IAS 39

–	Earnings per share* of 8.79 pence, up 17%

–	Dividend per share of 5.20 pence for the quarter, up 5%

•	Sale of PacifiCorp is on track

–	Shareholder approval received

–	Filings submitted to state utility commissions, FERC and NRC

The table below represents the results for our continuing businesses which exclude PacifiCorp.

Full Year 2004/05	Continuing Businesses £ million	Quarter 1
		2005/06	2004/05
4,595	Revenue	1,084	956

580	Operating profit, as adjusted*	178	128
459	Profit before tax, as adjusted*	147	105
19.04	Earnings per share, as adjusted* (pence)	5.75	4.39

673	Operating profit	163	144
552	Profit before tax	114	121
22.60	Earnings per share (pence)	4.51	5.00

Note: The group’s results have been prepared in accordance with IFRS for the first time. Comparative figures for the previous year have also been restated on this basis. IAS 39 (“Financial Instruments: Recognition and Measurement”) has been applied prospectively with effect from 1 April 2005. As shown in the table above, the main focus of our results is on our three continuing businesses, as PacifiCorp is now reported as a discontinued operation.

Items marked * represent the results of our operations adjusted to (i) exclude the effects of IAS 39 on current quarter results; (ii) for 2004/05, exclude the impact on results of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39; and (iii) in relation to PacifiCorp, include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the group reported results from 24 May 2005. Reconciliations from the reported to the adjusted results are provided in Notes 7 and 10 to the quarterly Accounts. As a consequence of these adjustments, the results for both periods are presented on a comparable basis. ScottishPower believes that the adjusted measures provide a better comparison of underlying business performance.

Ian Russell, ScottishPower Chief Executive, said:

“The year has started well with earnings growth from our continuing businesses of 31%* compared with the same quarter last year. Both UK businesses have performed strongly in the quarter and we expect PPM Energy’s full year profit to be ahead of last year. The process to approve the sale of PacifiCorp is on track to complete between May and November 2006. Our trading outlook for the full year remains unchanged.”

CHIEF EXECUTIVE’S REVIEW

Following the announcement in May that we had agreed to sell PacifiCorp, these quarterly results focus on our three continuing businesses - Infrastructure Division, UK Division and PPM Energy, and report PacifiCorp as a discontinued operation. The results are prepared under IFRS for the first time, and in order to present the results on a comparable basis, we have excluded the impact of contracts subject to IAS 39 from the discussion of our adjusted results.

The strong increase in operating profit this quarter of £50 million*, or 39%, is largely attributable to the Infrastructure Division’s good performance following the recent regulatory reviews; and the UK Division’s significant growth in customer numbers and investment in generation plant last year. Investment for growth in our continuing businesses was £133 million, representing 65% of the total spend and primarily related to expenditure on our windfarm developments in the UK and the US.

In July, we announced the sale of our underground natural gas storage project at Byley to E.ON UK plc for £96 million. As part of the deal we also negotiated a 15-year gas storage contract which gives us secure access to reliable gas storage with high deliverability. The sale, combined with securing the gas storage contract, presents an attractive opportunity for ScottishPower to immediately maximise value from the development for shareholders.

The process to approve the sale of PacifiCorp to MidAmerican is on track. In June, the first of the regulatory filings was completed with the Nuclear Regulatory Commission. In July, ScottishPower shareholders approved the sale at the Extraordinary General Meeting and filings were submitted to the six state utility commissions where PacifiCorp operates and to the Federal Energy Regulatory Commission. As previously announced, we expect that the sale of PacifiCorp will be completed between May and November 2006. PacifiCorp’s trading results were in line with our expectations.

Trading for the group has been in line with our expectations and our trading outlook for the full year remains unchanged. The UK Division has benefited in this quarter from the profile of last year’s customer growth and plant acquisitions, whereas the growth in PPM Energy’s contribution from the expansion of its windfarm developments and gas storage business is expected to be delivered largely in the fourth quarter.

INVESTING FOR GROWTH – CONTINUING BUSINESSES

Net capital investment for our continuing businesses in the quarter was £205 million, of which £133 million (65%) was invested for growth, primarily focused on expansion of the UK Division’s and PPM Energy’s windfarm portfolios.

Infrastructure Division’s net capital investment was £65 million, with £16 million (25%) invested for organic growth, including expenditure on windfarm connections and system reinforcement. Other net investment of £49 million mainly consisted of refurbishment of substations and replacement of switchgear and overhead lines.

The UK Division’s net capital investment was £55 million, including £33 million (60%) invested for growth. Growth investment related primarily to windfarm developments at: the 100 MW Black Law site, where 42 turbines are now operational; the 30 MW windfarm at Beinn Tharsuinn where infrastructure and grid work are progressing well; and the 16 MW windfarm at Coldham.

PPM Energy’s net capital investment for the quarter was £85 million, with £84 million of this invested for growth. This comprised £77 million of wind generation spend, including investment in our Klondike II, Shiloh, Elk River and Maple Ridge windfarms, and £7 million on the expansion of our gas storage facilities.

Forecast capital investment for our continuing businesses remains consistent with our expectations at £1 billion for the full year, with some 70% for growth. This balanced programme of expenditure will aim to achieve at least the allowed rate of return in our Infrastructure Division, with opportunities for enhanced returns through incentive mechanisms and non-regulated investments. Investments in our competitive businesses will aim to achieve returns of at least 300 basis points above each of our competitive businesses’ weighted average cost of capital.

OPERATIONAL PERFORMANCE – CONTINUING BUSINESSES

Infrastructure Division

Infrastructure Division’s operating profit rose by £22 million to £123 million. Regulated income increased by £27 million in the quarter mainly as a result of the implementation on 1 April of the Distribution Price Control Review and Transmission Price Control Extension, which included higher allowances for taxation and pension costs and an increased return on the cost of capital; each quarter of this year should benefit from higher revenues. The quarter on quarter growth was partly offset by a one-off rebate of £6 million received in the first quarter of last year and operating efficiencies offset higher depreciation.

We are confident of achieving, and where possible outperforming, over the five-year period of the review, the new incentive targets for network performance. This would result in reduced fault times for our customers, minimise the risk of financial penalty from Ofgem and provide the potential for incentive revenue. Initiatives driving effectiveness include deploying a greater proportion of the workforce to restore customers to the network; improved scheduling and monitoring of repairs; programmes targeted at worst performing circuits; and a re-prioritised maintenance programme. Network reinforcement projects, including the £30 million, five-year, Liverpool city centre regeneration programme, are on schedule.

There continues to be significant activity in the area of infrastructure to support renewables, including both the implementation of recent Ofgem proposals and the development and eventual regulatory approval of future infrastructure requirements. The Renewable Energy Transmission Study, amounting to £190 million, includes upgrades to the two Anglo-Scottish interconnectors and the Denny to Beauly line. Details of the Denny to Beauly line were announced on 25 July.

On 1 April 2005, the British Electricity Trading and Transmission Arrangements (“BETTA”) were successfully introduced with National Grid assuming operational control of the Great Britain (“GB”) transmission system, including balancing of generation and demand in Scotland. ScottishPower retains network ownership and all associated responsibilities including development of the network.

UK Division

UK Division’s adjusted operating profit for the first quarter was up £47 million to £56 million*, compared to the equivalent period last year. The increase included a full quarter’s operating profit of £24 million* from Damhead Creek and Brighton power plants compared to a partial quarter’s operating profit of £3 million for the equivalent period last year. The substantial growth in customer numbers achieved during 2004/05 of 865,000, combined with the effective management of our generation portfolio in the new BETTA environment, and the benefits from our forward commodity procurement strategy, added £34 million to gas and electricity margins. Other net operating costs, excluding Damhead and Brighton, increased by £8 million due to higher customer servicing costs reflecting the growth in customer numbers, and higher depreciation charges.

Customer numbers increased by over 52,000 to 5.16 million in the quarter reflecting the Division’s focus on gaining profitable customers through this period of high wholesale prices. The business has performed well in the first quarter of the new BETTA environment. Our generating plant has proven itself to be highly competitive on a GB-wide basis, has performed strongly in the Balancing Mechanism and is supporting our increasing customer demand. Our forward commodity procurement strategies have ensured that we are substantially covered for the coming winter across all commodities, including carbon dioxide emissions.

With 42 turbines, totalling approximately 100 MW, now operational at Black Law, ScottishPower is the largest windfarm generator in the UK. Renewable development remains a key part of our business strategy and, with the second phase of turbines under construction at Black Law together with construction at Coldham and Beinn Tharsuinn, ScottishPower now has 255 MW operational and 73 MW under construction in the UK.

PPM Energy

PPM Energy’s adjusted operating profit of £6 million* was in line with the equivalent quarterly period last year. Adjusted dollar operating profit increased by $1 million to $9 million*. The performance of core assets, optimisation and trading contributed an additional $20 million to PPM Energy’s results in the quarter. This was partly offset by a reduction in the contribution from contracted gas storage of $10 million, due to timing of earnings, which are generated upon the withdrawal of gas, expected to come later in the year. The contribution from contracted wind generation decreased by $2 million in the quarter, and operating costs, including depreciation, increased by $7 million as the business continued to grow.

Construction at the 75 MW Klondike II windfarm was completed ahead of schedule with operation beginning in June. In July, construction of the 150 MW Shiloh wind project in California commenced and PPM Energy also signed long-term agreements to sell 125 MW of the proposed Shiloh windfarm. Construction of the 198 MW joint venture Maple Ridge windfarm in upstate New York is continuing. Other windfarm projects being constructed include Elk River (150 MW) and Trimont (100 MW). Together these windfarm developments, totalling 574 MW, are expected to be operational this year and, upon completion, will qualify for Production Tax Credits (“PTCs”). By the end of this year, PPM Energy will have about 1,400 MW of wind energy under its control, well on target toward its goal of at least 2,300 MW online by 2010. Approximately 90% of PPM Energy’s wind output is now sold under long-term contract. In August, President Bush signed the US Energy Bill that included a two-year extension of PTCs which will allow for the continued growth of the US wind energy market. PPM Energy is actively working to secure adequate turbine supplies for the next two years.

FINANCIAL REVIEW

The group’s results have been prepared in accordance with IFRS for the first time, with prior year comparatives restated on a consistent basis, except for the adoption of IAS 39, which has been applied prospectively from 1 April 2005. As a consequence of our agreement to sell PacifiCorp, each line description of the Group Income Statement now excludes items directly associated with the disposal, as these items are now netted within a separate discontinued operations line for both the current and prior year. Similarly, for the current year only, PacifiCorp’s balance sheet is aggregated within either assets or liabilities held for sale. The classification of corporate costs has also been reviewed and these are now included within unallocated income and expenses, together with the results of non-regulated activities, which will be retained by the group, and were previously reported within the PacifiCorp business,.

External group revenue from continuing operations increased by £128 million for the quarter to £1,084 million. Infrastructure Division’s revenue increased by £45 million mainly due to a change in billing arrangements under BETTA, whereby transmission exit costs previously charged internally to UK Division are now billed externally to National Grid, who then recharge UK Division and also as a result of increased external regulatory income following the recent price control reviews. UK Division’s revenue rose by £116 million, primarily as a result of increased customer numbers and tariff rises within the retail electricity and gas markets, which were required due to increasing commodity prices. PPM Energy’s revenue reduced by £25 million due to lower sales from energy management activities, renewable generation and contracted gas storage assets. Unallocated revenues reduced by £8 million due to lower Synfuel royalties.

Adjusted operating profit from continuing operations increased by £50 million to £178 million* in the quarter, as improvements in Infrastructure Division and UK Division performance were partly offset by an adverse movement in unallocated income and expenses due to lower Synfuel royalties and one-off gains in the prior year. Details of the adjustments made to each of our business segments to exclude the effects of IAS 39 on current year results and, for 2004/05 only, the impact on results of proprietary trading and other contracts which are now subject to IAS 39, are shown in the table below. Discontinued operations have also been adjusted to include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the group’s reported results from 24 May 2005.

£m	Infrastructure Division	UK Division	PPM Energy	Unallocated income/(expense)	Total continuing	PacifiCorp discontinued
June 2004 UK GAAP Reported Segments	101.1	23.6	8.5	—	133.2	116.7
Reallocated Corporate items	(0.5)	0.3	(0.1)	1.7	1.4	(1.4)
Reallocated PacifiCorp non-regulated	—	—	—	11.1	11.1	(11.1)

June 2004 UK GAAP Adjusted Segments	100.6	23.9	8.4	12.8	145.7	104.2
IFRS adjustments	0.6	(0.1)	0.2	(0.5)	0.2	7.6
Associates & Jointly Controlled Entities	(0.2)	(1.1)	(0.2)	—	(1.5)	—

June 2004 IFRS Reported Segments	101.0	22.7	8.4	12.3	144.4	111.8
Adjust for items now within scope of IAS 39	—	(13.3)	(2.7)	—	(16.0)	(0.2)

June 2004 Adjusted Segments*	101.0	9.4	5.7	12.3	128.4	111.6

June 2005 IFRS Reported Segments	123.0	44.6	2.6	(7.0)	163.2	140.3
IAS 39 adjustments	—	11.6	3.3	—	14.9	(0.8)
Adjust for depreciation and amortisation on non-current assets held for resale	—	—	—	—	—	(23.0)

June 2005 Adjusted Segments*	123.0	56.2	5.9	(7.0)	178.1	116.5

Reported operating profit from continuing operations was £163 million for the quarter compared to £144 million for the equivalent period last year. The increase of £19 million was attributable to the improvement in adjusted operating profit being partly offset by adverse movements from the impact of IAS 39. As shown in the table above, the adoption of IAS 39 in the current quarter reduced operating profit for continuing operations by £15 million as a result of the unwind of opening balance sheet positions of £19 million, offset by the fair value of unrealised gains relating to operating derivatives of £3 million and hedge ineffectiveness of £1 million.

Further reconciliations of previously reported financials statements under UK GAAP to IFRS, including a segmental operating profit reconciliation for the year ended 31 March 2005, are included within Note 10 to the quarterly Accounts.

Reported net finance costs for continuing operations were £25 million higher for the quarter at £49 million mainly as a result of £18 million of adverse IAS 39 adjustments primarily associated with the convertible bond issued in 2003/04. Higher net debt and an increase in net interest charges associated with the US bonds issued in March 2005, also contributed to higher net finance costs.

Adjusted profit before tax for continuing operations was £42 million higher for the quarter at £147 million* due to the favourable operating performance at Infrastructure Division and UK Division, partly offset by higher adjusted net finance costs. Reported profit before tax was £7 million lower than last year, at £114 million, with the improvement in adjusted operating profit being more than offset by adverse movements from the impact of IAS 39 on both operating and financing derivatives and other increases in net finance costs.

The tax charge for continuing operations was £31 million for the quarter compared to a charge of £29 million for the equivalent period last year, and the effective tax rates were 27% and 24%, respectively. The implementation of IFRS has increased the effective rate of tax for both the current and prior year quarters. Looking forward, we anticipate that IAS 39, in particular, may result in further tax rate volatility.

Adjusted earnings per share for continuing operations of 5.75 pence* were 1.36 pence ahead of the first quarter last year. Reported earnings per share for continuing operations of 4.51 pence were 0.49 pence lower than the first quarter last year, as business growth has been more than offset by the adverse effect of IAS 39. Adjusted earnings per share for the total group of 8.79 pence*, were 1.29 pence ahead of the first quarter last year, whilst reported earnings per share for the total group were 5.90 pence compared to 8.10 pence for the equivalent period last year. The reduction was mainly due to the impact of IAS 39, partly offset by continuing operations’ growth and the non-depreciation of PacifiCorp’s non-current assets from 24 May.

Net cash from operating activities for continuing operations, was £159 million and represented cash generated from operations of £181 million and net tax and interest payments of £22 million. Net cash used in investing activities represented a net outflow of £270 million and primarily related to expenditure associated with our capital investment programme. Net cash from financing activities represented a net outflow of £117 million and primarily consisted of dividend payments of £141 million. After adjusting for the cash inflow from the increase in borrowings of £6 million and for adverse non-cash movements of £108 million, primarily relating to the effect of foreign exchange, net debt for continuing operations was £2,387 million at 30 June 2005, £342 million higher than at 1 April 2005. Net debt in relation to discontinued operations is now disclosed within assets and liabilities held for sale.

Net assets of £4,344 million were £387 million higher than at 31 March 2005. An increase of £265 million, net of tax, arose on the implementation of IAS 39 in respect of operating and financing derivatives held at 1 April 2005. In the quarter the subsequent movements in the value of these and new derivatives, which qualify for hedge accounting, increased net assets by

£385 million. This increase arose principally within the UK Division as a consequence of an effective economic hedging strategy and rising commodity prices. Net assets reduced by £139 million as a result of the revaluation of the group’s pension obligations, mainly in relation to the US schemes and by a further £124 million primarily relating to dividends, tax movements and the reclassification of PacifiCorp’s minority interests, partly offset by the profit for the quarter.

The dividend for the first quarter of 2005/06 will be 5.20 pence per share, payable on 28 September 2005. The ADS dividend will be confirmed in a separate announcement today. The dividend for each of the first three quarters of 2005/06 is set at 5.20 pence per share with the balance of the total dividend to be set in the fourth quarter. We aim to grow dividends broadly in line with earnings and we expect to continue this policy following the sale of PacifiCorp and the return of capital to shareholders.

DISCONTINUED OPERATIONS - PACIFICORP

The profit for the period from discontinued operations represents the post-tax earnings of PacifiCorp’s regulated activities, together with the impact of hedging PacifiCorp’s dollar earnings and disposal proceeds and the interest rate differential benefit arising from our balance sheet hedging. The continuation of our balance sheet hedging strategy means that the anticipated proceeds from the disposal are substantially hedged at an exchange rate of approximately $1.80.

PacifiCorp’s adjusted operating profit of £117 million* was £5 million higher than the equivalent period last year. PacifiCorp’s adjusted dollar operating profit was $200 million* for the quarter, compared to $189 million*. The increase of $11 million was primarily due to higher regulated revenues and lower net power costs.

As shown in Note 5 to the quarterly Accounts, reported post-tax earnings reduced by £32 million to £26 million for the quarter. Reported operating profit increased by £29 million in the quarter, mainly due to lower depreciation and amortisation costs as under IFRS PacifiCorp’s non-current assets were no longer subject to these charges from 24 May. Net financing costs increased by £70 million and included £18 million of IAS 39 adjustments in respect of financing derivatives and a £46 million loss following de-designation of net investment hedges. As a result of lower profit and the impact of IFRS, the tax charge reduced by £9 million.

PacifiCorp’s net capital investment was £133 million for the quarter, with £68 million (51%) invested for organic growth. Of this, £40 million was invested in building new generation, namely the first phase of the 525 MW Currant Creek plant, which was completed on schedule and is now operational, and the construction of the 534 MW Lake Side plant. A further £28 million was invested in new connections and network reinforcement.

On 5 May 2005, PacifiCorp filed a general rate case request in Washington for approximately $39 million related primarily to increased operating costs, with resolution expected in April 2006. In Idaho, a request that was originally filed in January 2005, for approximately $15 million is progressing with an outcome expected by the autumn of this year. In Oregon, the $102 million general rate case continues, with resolution of the case expected in September.

In July 2005, the US district court judge dismissed the $1 billion lawsuit filed against PacifiCorp by the Klamath tribes. The final judgment in the case will be subject to appeal to the 9th Circuit Court of Appeals. A final decision from the 9th Circuit Court of Appeals would be expected to take 18 to 24 months.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

17 August 2005	Shares go ex-dividend for the first quarter
19 August 2005	Last date for registering transfers to receive the first quarter dividend
28 September 2005	First quarter dividend payable
10 November 2005	Announcement of results for the second quarter and half year ending 30 September 2005

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganisational and cost-saving or other strategic efforts, including the proposed sale of PacifiCorp;

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	the outcome of general rate cases and other proceedings conducted by regulatory commissions;

-	the cost, feasibility and eventual outcome of hydroelectric facility relicensing proceedings;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	weather and weather-related impacts;

-	the availability of operational capacity of plants;

-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

-	timely and appropriate completion of the Request for Proposals process, unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;

-	the impact of interest rates and investment performance on pension and post-retirement expense;

-	the impact of new accounting pronouncements on results of operations; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Jennifer Lawton	Head of Investor Relations	0141-636-4527
Colin McSeveny	Group Media Relations Manager	0141-636-4515

Group Income Statement

for the three months ended 30 June 2005

		Three months ended 30 June
		2005		2004
	Notes	£m		£m
Continuing operations
Revenue	2	1,084.0		955.6
Cost of sales		(747.5)		(660.6)
Transmission and distribution costs		(76.6)		(68.2)
Administrative expenses		(88.5)		(86.4)
Fair value losses on operating derivatives	2	(14.9)		—
Other operating income		7.4		5.5
Share of loss of jointly controlled entities		(0.8)		(1.5)
Share of profit of associates		0.1		—

Operating profit	2	163.2		144.4
Finance income		48.8		45.3
Fair value losses on financing derivatives		(18.1)		—
Finance costs	3	(79.8)		(69.1)

Net finance costs		(49.1)		(23.8)

Profit before tax		114.1		120.6
Income tax expense	4	(30.8)		(29.0)

Profit for the period from continuing operations		83.3		91.6
Discontinued operations
Profit for the period from discontinued operations	5	25.6		57.8

Profit for the period		108.9		149.4

Attributable to:
Equity holders of Scottish Power plc		108.3		148.4
Minority interests
- equity (continuing operations)		0.6		0.1
- non-equity (discontinued operations)		—		0.9

		108.9		149.4

Basic earnings per share	7
- Continuing operations		4.51	p	5.00	p
- Discontinued operations		1.39	p	3.10	p

- Continuing and discontinued operations		5.90	p	8.10	p

Diluted earnings per share	7
- Continuing operations		4.48	p	4.89	p
- Discontinued operations		1.39	p	2.95	p

- Continuing and discontinued operations		5.87	p	7.84	p

The Notes on pages X to X form part of these Accounts.

Group Statement of Recognised Income and Expense

for the three months ended 30 June 2005

	Three months ended 30 June
	2005	2004
	£m	£m
Gains on effective cash flow hedges recognised	385.0	—
Exchange movement on translation of overseas results and net assets	139.9	44.3
Losses on net investment hedges	(172.1)	(44.3)
Actuarial (losses) / gains on retirement benefits	(138.8)	83.9
Tax on items taken directly to equity	(21.6)	(30.2)
Cumulative adjustment for the implementation of IAS 39 (net of tax)	264.5	—

Net income recognised directly in equity	456.9	53.7
Gain removed from equity and recognised in the period	(8.9)	—
Tax on items transferred from equity	2.5	—
Profit for the period	108.9	149.4

Total recognised income and expense for the period	559.4	203.1

Attributable to:
Equity holders of Scottish Power plc	558.8	202.1
Minority interests
- equity	0.6	0.1
- non-equity	—	0.9

	559.4	203.1

Group Statement of Changes in Equity

for the three months ended 30 June 2005

	Three months ended 30 June
	2005	2004
	£m	£m
Profit for the period	108.9	149.4
Net income recognised directly in equity	456.9	53.7
Gain removed from equity and recognised in period (net of tax)	(6.4)	—
Dividends	(139.4)	(112.9)
Share capital issued	12.1	9.5
Consideration paid in respect of purchase of own shares held under trust	(1.9)	(27.9)
Credit in respect of employee share awards	2.3	1.4
Consideration received in respect of sale of own shares held under trust	6.9	4.4
Reclassification of non-equity minority interests on implementation of IAS 32	(52.5)	—
Net movement in non-equity minority interests	—	(4.3)

Net movement in equity	386.9	73.3
Opening equity	3,957.1	4,574.8

Closing equity	4,344.0	4,648.1

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the three months ended 30 June 2005

		Three months ended 30 June
		2005	2004
	Note	£m	£m
Continuing operations
Operating activities
Cash generated from operations		180.8	44.6
Interest paid		(32.5)	(46.9)
Interest received		18.5	23.9
Income taxes paid		(2.9)	(10.9)
Reallocation (to) / from discontinued operations		(4.8)	9.6

Net cash from operating activities		159.1	20.3

Continuing operations
Investing activities
Purchase of property, plant and equipment		(222.8)	(102.0)
Purchase of intangible assets		(0.9)	(3.9)
Deferred income received		5.6	4.2
Proceeds from sale of property, plant and equipment		0.4	0.4
(Purchase) / sale of fixed asset investments		(12.1)	1.4
Equity investment in discontinued operations		(67.4)	—
Dividend received from discontinued operations		27.4	26.7
Purchase of subsidiaries		—	(318.6)
Sale of businesses and subsidiaries		—	(0.8)

Net cash used in investing activities		(269.8)	(392.6)

Continuing operations
Financing activities
Issue of share capital		12.1	9.5
Dividends paid to company’s equity holders		(140.9)	(112.9)
Net consideration received/ (paid) in respect of own shares held under trust		5.6	(23.5)
Proceeds from/ (repayments of)borrowings		5.8	(82.3)
Reallocation from discontinued operations		—	67.7

Net cash used in financing activities		(117.4)	(141.5)

Net decrease in net cash and cash equivalents - continuing operations		(228.1)	(513.8)
Net (decrease) / increase in net cash and cash equivalents - discontinued operations	5	(17.2)	15.3

Net decrease in net cash and cash equivalents		(245.3)	(498.5)

Movement in Net Cash and Cash Equivalents from Continuing Operations for the three months ended 30 June 2005

		Three months ended 30 June
		2005	2004
	Note	£m	£m
Continuing operations
Net cash and cash equivalents at beginning of period - continuing operations		1,629.9	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39		0.7	—
Net decrease in net cash and cash equivalents		(228.1)	(513.8)
Effect of foreign exchange rate changes		4.7	1.6
IAS 39 movement		1.6	—

Net cash and cash equivalents at end of period - continuing operations	(i)	1,408.8	800.6

(i)	Net cash and cash equivalents from continuing operations at 30 June 2005 comprises cash and cash equivalents of £1,410.3 million less bank overdrafts of £1.5 million.

Reconciliation of Net Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the three months ended 30 June 2005

Three months ended 30 June 2005

£m
Net debt at end of previous period - as reported under UK GAAP	(4,147.0)
Net debt at end of previous period - discontinued operations	2,236.8

Net debt at end of previous period - continuing operations	(1,910.2)
IFRS adjustments to net debt at end of previous period - continuing operations	(117.0)
Increase in net debt on implementation of IAS 39 on 1 April 2005 - continuing operations	(17.8)

Net debt at 1 April 2005 as restated under IFRS - continuing operations	(2,045.0)

Continuing operations:
Decrease in net cash and cash equivalents	(228.1)
Inflow of net cash and cash equivalents from increase in debt	(5.8)
Foreign exchange	(67.8)
IAS 39 movement	(26.1)
Other non-cash and cash equivalent movements	(13.7)

Net debt at end of period - continuing operations	(2,386.5)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 30 June 2005

Notes	30 June 2005	30 June 2004	31 March 2005
£m	£m	£m
Non-current assets
Intangible assets
- goodwill	92.5	1,879.3	885.1
- other intangible assets	147.1	390.5	409.5
Property, plant and equipment	4,964.3	8,959.5	9,334.9
Investments accounted for using the equity method	67.1	68.2	53.1
Other investments	—	126.6	120.3
Trade and other receivables	2.0	57.9	56.2
Derivative financial instruments	715.5	—	—
Finance lease receivables	163.9	176.1	158.4

Non-current assets	6,152.4	11,658.1	11,017.5

Current assets
Inventories	276.1	306.8	185.4
Trade and other receivables	853.4	1,216.1	1,675.5
Derivative financial instruments	860.3	—	—
Finance lease receivables	18.2	25.5	17.3
Cash and cash equivalents	1,410.3	844.4	1,747.8
Assets classified as held for sale	5	7,048.0	—	—

Current assets	10,466.3	2,392.8	3,626.0

Total assets	16,618.7	14,050.9	14,643.5

Current liabilities
Loans and other borrowings	(245.5)	(544.7)	(547.1)
Obligations under finance leases	(12.8)	(19.8)	(14.5)
Derivative financial instruments	(335.6)	—	—
Trade and other payables	(1,143.9)	(1,220.5)	(1,632.9)
Current tax liabilities	(328.9)	(245.8)	(338.9)
Short-term provisions	(2.3)	(130.9)	(80.1)
Liabilities classified as held for sale	5	(4,717.5)	—	—

Current liabilities	(6,786.5)	(2,161.7)	(2,613.5)

Non-current liabilities
Loans and other borrowings	(3,460.6)	(4,580.4)	(5,362.2)
Obligations under finance leases	(77.9)	(179.9)	(158.8)
Derivative financial instruments	(342.7)	—	—
Trade and other payables	—	—	(2.7)
Retirement benefit obligations	(247.1)	(512.0)	(635.5)
Deferred tax liabilities	(850.7)	(1,111.1)	(1,161.4)
Long-term provisions	(27.9)	(273.2)	(182.2)
Deferred income	(481.3)	(584.5)	(570.1)

Non-current liabilities	(5,488.2)	(7,241.1)	(8,072.9)

Total liabilities	(12,274.7)	(9,402.8)	(10,686.4)

Net assets	2	4,344.0	4,648.1	3,957.1

Equity
Share capital	934.1	931.1	932.7
Share premium	2,305.4	2,283.9	2,294.7
Other reserves	430.5	424.7	430.5
Hedge reserve	639.0	—	—
Translation reserve	494.3	484.6	484.6
Retained (loss)/earnings	(463.1)	466.2	(241.1)

Equity attributable to equity holders of Scottish Power plc	4,340.2	4,590.5	3,901.4
Minority interests
- equity	3.8	3.5	3.2
- non-equity	—	54.1	52.5

Total equity	4,344.0	4,648.1	3,957.1

Net asset value per ordinary share	7	236.0	p	250.2	p	212.9	p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 10 August 2005 and signed on its behalf by

Charles Miller Smith Chairman	Simon Lowth Executive Director, Finance and Strategy

Notes to the quarterly Accounts

For the three months ended 30 June 2005

1 Basis of preparation

(a) The quarterly Accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and which have either been endorsed by the European Union (“EU”) or where there is a reasonable expectation of endorsement by the EU as at 31 March 2006. With the exception of financial instruments, these quarterly Accounts have been prepared on the basis of the group’s accounting policies under IFRS set out on pages 173 to 178 of the group’s Annual Report & Accounts for the year ended 31 March 2005. Due to the continuing work of the IASB, further standards, amendments and interpretations could be applicable for the group’s Accounts for the year ending 31 March 2006 as practice continues to evolve. Consequently, the group’s accounting policies may change prior to the publication of those Accounts. On transition to IFRS, the group has taken advantage of the following exemptions contained within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’:

-	Business combinations: The group has elected not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Acquisitions after this date, namely Damhead Creek and Brighton Power Station, have been restated to comply with IFRS 3 ‘Business Combinations’;

-	Revaluation as deemed cost: Manweb distribution assets, which were last revalued in 1997, have been deemed to be recorded at cost;

-	Employee benefits: The cumulative actuarial losses relating to retirement benefits at the date of transition to IFRS have been recognised in retained earnings;

-	Financial instruments: The group has elected not to prepare comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards have been applied with effect from 1 April 2005. The combined incremental effect of the implementation of IAS 32 and IAS 39 on the group’s balance sheet at 1 April 2005, based on the portfolio of contracts in place at this date, was an increase in net assets of £213 million, net of deferred tax of £91 million, and after reclassification of non-equity minority interests as liabilities. The quarterly Accounts for the period ended 30 June 2005 have been prepared in accordance with the financial instruments accounting policies under IFRS set out on pages 187 to 190 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The comparative figures have been prepared on the basis of the financial instruments accounting policies as set out on pages 176 to 177 of the group’s Annual Report & Accounts for the year ended 31 March 2005; and

-	Share-based payment: The group has applied IFRS 2 ‘Share-based Payment’ to equity instruments granted after 7 November 2002 only.

The group has elected not to take advantage of the IFRS 1 exemption to reset the foreign currency translation reserve to zero at the date of transition to IFRS.

(b) The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 and IAS 39 with effect from 1 April 2005. The effects of accounting for derivatives in accordance with IAS 39 have been included in the Group Income Statement under the line item ‘Fair value losses on operating derivatives’ to the extent they relate to operating activities, and ‘Fair value losses on financing derivatives’ to the extent they relate to financing activities. These line items comprise;

-	the unwind, during the quarter, of the opening mark-to-market position of the group’s contracts within the scope of IAS 39 at 1 April 2005, to the extent that they do not qualify for hedge accounting. In future quarters this unwind will comprise the unwind of the immediately prior quarter’s balance sheet mark-to-market position;

-	the mark-to-market movements during the quarter; and

-	cash-flow hedge ineffectiveness (as defined in IAS 39).

(c) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2005 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the IFRS Financial Information set out on pages 173 to 184 of the group’s Annual Report & Accounts for the year ended 31 March 2005, as amended for the adoption of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The group’s Annual Report & Accounts for the year ended 31 March 2005, prepared under UK GAAP, have been filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(d) The relevant exchange rates applied in the preparation of these quarterly Accounts were $1.86/£ (average rate for the three month period to 30 June 2005), $1.79/£ (closing rate as at 30 June 2005), $1.81/£ (average rate for the three month period to 30 June 2004), $1.81/£ (closing rate as at 30 June 2004) and $1.89/£ (closing rate as at 31 March 2005).

2 Segmental information

For management purposes, the group is currently organised into three continuing operating divisions, Infrastructure Division - Power Systems, UK Division - Integrated Generation and Supply, and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s regulated US business, is included within the discontinued operations segment following the group’s decision to dispose of the business. The results of this discontinued operation are disclosed in Note 5.

The group has also reviewed the classification, for segmental purposes, of revenue, operating profit, total assets and total liabilities relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp. These are now included within ‘Unallocated’ in the segmental analyses below. A reconciliation of operating profit for the quarter ended 30 June 2004 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided in Note 10(c).

(a) Revenue by segment

		Three months ended 30 June
		Total revenue		Inter-segment revenue		External revenue
		2005	2004	2005	2004	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Infrastructure Division - Power Systems		203.1	169.1	(71.2)	(82.3)	131.9	86.8
UK Division - Integrated Generation and Supply		840.3	727.2	(3.9)	(6.8)	836.4	720.4

United Kingdom total		1,043.4	896.3	(75.1)	(89.1)	968.3	807.2

Continuing operations
United States
PPM Energy		113.3	137.9	—	—	113.3	137.9

United States total		113.3	137.9	—	—	113.3	137.9

Unallocated revenue	(i)					2.4	10.5

Total	(ii)					1,084.0	955.6

(i)	Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.
(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

		Three months ended 30 June Associates and jointly
		Group		controlled entities		Total
		2005	2004	2005	2004	2005	2004
	Note	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Infrastructure Division - Power Systems		123.9	101.2	(0.9)	(0.2)	123.0	101.0
UK Division - Integrated Generation and Supply		44.3	23.8	0.3	(1.1)	44.6	22.7

United Kingdom total		168.2	125.0	(0.6)	(1.3)	167.6	123.7

Continuing operations
United States
PPM Energy		2.7	8.6	(0.1)	(0.2)	2.6	8.4

United States total		2.7	8.6	(0.1)	(0.2)	2.6	8.4

Unallocated (expense)/income	(i)	(7.0)	12.3	—	—	(7.0)	12.3

Total		163.9	145.9	(0.7)	(1.5)	163.2	144.4

(i)	Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.

(c)	Fair value losses on operating derivatives

Included in operating profit above are fair value losses on operating derivatives as follows:

	Three months ended 30 June
	Unwind of opening position		Unrealised (gains) / losses		Hedge ineffectiveness		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Infrastructure Division - Power Systems	—	—	—	—	—	—	—	—
UK Division - Integrated Generation and Supply	21.5	—	(9.2)	—	(0.7)	—	11.6	—

United Kingdom total	21.5	—	(9.2)	—	(0.7)	—	11.6	—

Continuing operations
United States
PPM Energy	(2.6)	—	5.8	—	0.1	—	3.3	—

United States total	(2.6)	—	5.8	—	0.1	—	3.3	—

Total	18.9	—	(3.4)	—	(0.6)	—	14.9	—

(d) Total assets and liabilities by segment

		Total assets			Total liabilities
		30 June 2005	30 June 2004	31 March 2005	30 June 2005	30 June 2004	31 March 2005
	Note	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Infrastructure Division - Power Systems		3,181.4	3,007.2	3,157.8	(647.4)	(852.1)	(694.9)
UK Division - Integrated Generation and Supply		3,637.8	2,057.0	2,579.0	(894.8)	(711.3)	(805.1)

United Kingdom total		6,819.2	5,064.2	5,736.8	(1,542.2)	(1,563.4)	(1,500.0)

Continuing operations
United States
PPM Energy		1,106.9	693.9	667.5	(418.6)	(131.6)	(195.2)

United States total		1,106.9	693.9	667.5	(418.6)	(131.6)	(195.2)

Total continuing operations		7,926.1	5,758.1	6,404.3	(1,960.8)	(1,695.0)	(1,695.2)

Discontinued operations
- PacifiCorp (United States)		7,048.0	6,842.5	5,916.1	(4,717.5)	(1,013.4)	(1,068.4)
Unallocated assets/(liabilities)	(i)	1,644.6	1,450.3	2,323.1	(5,596.4)	(6,694.4)	(7,922.8)

Total		16,618.7	14,050.9	14,643.5	(12,274.7)	(9,402.8)	(10,686.4)

(i)	Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 30 June 2004 and 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 30 June 2005 relate solely to continuing operations. All assets/(liabilities) relating to PacifiCorp at 30 June 2005 are included in Discontinued operations - PacifiCorp (United States).
(ii)	Investments in associates and jointly controlled entities included in Total assets by segment are as follows: Infrastructure Division - Power Systems £1.9 million (30 June 2004 £5.5 million, 31 March 2005 £3.2 million), UK Division - Integrated Generation and Supply £11.3 million (30 June 2004 £31.9 million, 31 March 2005 £11.1 million), PPM Energy £53.9 million (30 June 2004 £22.3 million, 31 March 2005 £38.8 million) and Unallocated assets/(liabilities) £nil (30 June 2004 £8.5 million, 31 March 2005 £nil).

3 Finance costs

	2005	2004
	£m	£m
Interest charge	54.3	40.6
Unwinding of discount on provisions	0.2	3.2
Interest on retirement benefit obligations	25.3	25.3

Total	79.8	69.1

The net amount credited to net finance costs in respect of retirement benefits for the quarter ended 30 June 2005 is £2.6 million (2004 £1.6 million) after crediting the expected return on retirement benefit assets of £27.9 million (2004 £26.9 million) included within finance income.

4 Income tax expense

Income tax expense includes deferred tax and is computed as follows:

(a) Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b) Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c) One-off charges or credits to income taxes relating to prior-year items are recognised in the quarter in which they arise.

5 Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s regulated US business. This operation has been classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date.

The results of the discontinued operation, which have been included in the Group Income Statement, are as follows:

		Three months ended 30 June
		2005	2004
	Notes	£m	£m
Revenue		517.4	525.2
Fair value gains on operating derivatives		0.8	—
Depreciation and amortisation	(i)	(32.1)	(54.2)
Other net operating costs		(345.8)	(359.2)

Operating profit		140.3	111.8
Net finance costs	(ii)	(94.5)	(24.8)

Profit before tax		45.8	87.0
Attributable tax expense		(20.2)	(29.2)

Profit after tax		25.6	57.8

(i)	The depreciation and amortisation charge for the quarter ended 30 June 2005 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS, non-current assets held for sale are not subject to depreciation or amortisation and therefore, the above results, did not include charges of £23.0 million in relation to depreciation and amortisation for the period from 24 May 2005 to 30 June 2005.

(ii)	An analysis of net finance costs for the periods ended 30 June 2005 and 30 June 2004 is given below:

	Three months ended 30 June
	2005	2004
	£m	£m
Interest charge	45.6	49.7
Interest receivable	(4.9)	(11.0)
Net interest cost on retirement benefit obligations	1.0	1.4

	41.7	40.1

Other finance items allocated to discontinued operations
Fair value losses on financing derivatives	18.1	—
Interest rate differential	(11.4)	(15.3)
Loss following de-designation of net investment hedges	46.1	—

	52.8	(15.3)

Net finance costs	94.5	24.8

Net finance costs include the UK/US interest rate differential benefit of £11.4 million (2004 £15.3 million) and the loss following de-designation of net investment hedges of £46.1 million (2004 £nil) arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets. This programme will terminate following completion of the sale of PacifiCorp.

The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	Three months ended 30 June
	2005	2004
	£m	£m
Net cash from operating activities	85.3	41.5
Net cash used in investing activities	(67.7)	(108.2)
Net cash (used in)/provided by financing activities	(34.8)	82.0

Net (decrease)/increase in net cash and cash equivalents - discontinued operations	(17.2)	15.3

5 Discontinued operations continued

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

30 June 2005
£m
Goodwill	838.9
Other intangible assets	193.3
Property, plant and equipment	4,908.0
Investments	137.0
Inventories	103.2
Trade and other receivables	473.2
Derivative financial instruments	295.2
Cash and cash equivalents	99.2

Total assets classified as held for sale	7,048.0

Loans and other borrowings	(2,610.5)
Derivative financial instruments	(423.4)
Trade and other payables	(348.9)
Retirement benefit obligations	(528.7)
Deferred tax liabilities	(526.6)
Provisions	(177.8)
Deferred income	(101.6)

Total liabilities classified as held for sale	(4,717.5)

Net assets of disposal group	2,330.5

Cumulative amounts (net of tax) recognised directly in equity at 30 June 2005 relating to discontinued operations include net foreign exchange gains of £484.6 million included in the translation reserve, hedge gains of £57.1 million included in the hedge reserve and net actuarial losses on retirement benefits of £62.4 million included in retained loss.

6 Dividends

	Three months ended 30 June		Three months ended 30 June
	2005 pence per ordinary share	2004 pence per ordinary share	2005	2004
			£m	£m
Dividend paid for the quarter ended 31 March	7.65	6.25	139.4	112.9

Proposed first interim dividend	5.20	4.95	96.0	91.1

The proposed first interim dividend of 5.20 pence per ordinary share is payable on 28 September 2005 to shareholders on the register at 19 August 2005. A first interim dividend of 4.95 pence per share was declared in respect of the three months ended 30 June 2004. The proposed first interim dividend was approved by the Board on 10 August 2005 and has not been included as a liability in these Accounts.

7 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for both periods by dividing the profit for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 June
	2005	2004
Basic earnings per share
Profit attributable to equity holders of Scottish Power plc (£ million)
- Continuing	82.7	91.5
- Discontinued	25.6	56.9
- Continuing and Discontinued	108.3	148.4
Weighted average share capital (number of shares, million)	1,834.1	1,831.8

Diluted earnings per share
Profit attributable to equity holders of Scottish Power plc (£ million)
- Continuing	82.7	94.4
- Discontinued	25.6	56.9
- Continuing and Discontinued	108.3	151.3
Weighted average share capital (number of shares, million)	1,843.9	1,929.8

The difference between the basic and diluted weighted average share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes and, for the three months ended 30 June 2004, the group’s convertible bonds.

7 Earnings and net asset value per ordinary share continued

(b) As explained in Note 1(a), the group has applied IAS 32 and IAS 39 from 1 April 2005 and, as permitted by IFRS 1, comparative figures have not been restated. In order to provide a more comparable measure of performance, quarter-on-quarter, an adjusted earnings per share has been calculated. For the current quarter, this adjusted measure excludes the effect of fair value gains and losses on derivative financial instruments for which there was no equivalent in the prior quarter. For the prior quarter, the measure excludes the effect on profit of acquisition accounting fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which are included in the prior quarter’s results on an accruals accounting basis under the group’s previous UK GAAP policies. This is in line with the adjustments made to the group’s balance sheet at 1 April 2005 on implementation of IAS 39, as set out on pages 68 to 70 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The prior quarter’s results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current quarter, of IAS 39 fair value gains and losses. As a consequence of these adjustments, the results for both periods are presented on a comparable, contract-cost basis. The directors believe that the adjusted measure of earnings per share provides a better comparison of underlying business performance.

		Three months ended 30 June
		Continuing				Total
Adjusted basic earnings per share		2005		2004		2005		2004
	Note	£m		£m		£m		£m
Profit attributable to equity holders of Scottish Power plc		82.7		91.5		108.3		148.4
Adjusting items
- onerous contract releases/intangible assets charges relating to commodity contracts in prior quarter		—		(11.9)		—		(11.9)
- proprietary trading profit in prior quarter		—		(4.1)		—		(4.3)
- fair value losses on operating derivatives in current quarter		14.9		—		14.1		—
- fair value losses on financing derivatives in current quarter		18.1		—		36.2		—
- loss following de-designation of net investment hedges	(i)	—		—		46.1		—
- PacifiCorp depreciation 24 May - 30 June	(ii)	—		—		(23.0)		—
- tax on adjusting items		(10.2)		5.0		(20.4)		5.1

Adjusted profit attributable to equity holders of Scottish Power plc		105.5		80.5		161.3		137.3

Weighted average share capital (number of shares, millions)		1,834.1		1,831.8		1,834.1		1,831.8

Adjusted basic earnings per share		5.75	p	4.39	p	8.79	p	7.50	p

(i)	The profit from discontinued operations includes a loss of £46.1 million following de-designation of net investment hedges subsequent to the impairment of PacifiCorp goodwill at 31 March 2005. As there is no equivalent charge in the prior quarter, the adjusted profit for Total operations above excludes this loss.
(ii)	IFRS 5 requires that depreciation and amortisation of non-current assets of a disposal group held for sale is ceased from the date the disposal group is classified as held for sale. Therefore, no charge for depreciation or amortisation of PacifiCorp’s non-current assets for the period 24 May 2005 to 30 June 2005 has been included in the Group Income Statement. In order to provide a comparison with the prior period, the adjusted profit above includes the charge that would have been recognised had IFRS 5 not been applied.

(c) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 June 2005	30 June 2004	31 March 2005
Net assets (as adjusted) (£ million)	4,340.2	4,590.5	3,901.4
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,838.9	1,834.9	1,832.3

8 Contingent liabilities

In May 2004, PacifiCorp was served with a complaint filed in the US District Court for the District of Oregon by the Klamath Tribes of Oregon and certain of the Klamath Tribes’ members. The claim generally alleges that PacifiCorp and its predecessors affected the Klamath Tribes’ federal treaty rights to fish for salmon in the headwaters of the Klamath River in southern Oregon by building dams that blocked the passage of salmon upstream to the headwaters beginning in 1911. The claim seeks in excess of $1.0 billion in damages. In February 2005, PacifiCorp filed a motion for summary judgement seeking dismissal of the Klamath Tribes’ claims as untimely under the applicable statute of limitations. On 14 April 2005, the magistrate judge issued an opinion recommending that PacifiCorp’s motion for summary judgement be granted and the case be dismissed as untimely. The Klamath Tribes filed their objections on 2 May 2005. PacifiCorp filed its response on 11 May 2005. On 14 July 2005 the district court entered a judgement dismissing the Klamath Tribes’ case against PacifiCorp. On 22 July 2005 the Klamath Tribes filed a motion to amend the judgement which PacifiCorp opposed on 3 August 2005. Any final order will be capable of appeal by the affected party and a decision from any such appeal is expected to take 18 to 24 months.

There have been no material changes to the group’s contingent liabilities disclosed in the 2004/05 Annual Report & Accounts other than disclosed above.

9 Subsequent events

On 27 July 2005, the group announced the sale of its underground natural gas storage project at Byley to E.ON UK plc for £96 million. The transaction also includes ScottishPower securing a 15-year gas storage contract for a proportion of the facility’s capacity.

10 Reconciliation of previously reported financial statements under UK GAAP to IFRS

The reconciliations of equity at 1 April 2004 (the group’s date of transition to IFRS) and at 31 March 2005 (the date of the group’s last UK GAAP financial statements) and the reconciliation of loss for the year ended 31 March 2005, as required by IFRS 1, including significant accounting policies, were included in the group’s Annual Report & Accounts for the year ended 31 March 2005.

The reconciliation of profit for the three months ended 30 June 2004, the reconciliation of equity at 30 June 2004, and an explanation of the differences in the consolidated statement of cash flows for the three months ended 30 June 2004 have been included below. An updated reconciliation of loss for the year ended 31 March 2005 has also been included in these Accounts following the reclassification of PacifiCorp as a discontinued operation in accordance with IFRS 5.

10 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the quarter ended 30 June 2004

				Other IFRS adjustments
	UK GAAP		IFRS reclassifications	Income Taxes IAS 12	Property, Plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Share-based payments IFRS 2	Business combinations IFRS 3	Good-will IFRS 3	Discontinued operations IFRS 5	IFRS
	£m		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	1,481.3		(0.5)	—	—	—	—	—	—	—	(525.2)	955.6
Cost of sales	(962.4)		—	—	—	1.8	—	—	(0.4)	—	300.4	(660.6)

Gross profit	518.9		(0.5)	—	—	1.8	—	—	(0.4)	—	(224.8)	295.0
Transmission and distribution costs	(148.9)		—	—	0.3	—	—	—	—	—	80.4	(68.2)
Administrative expenses	(156.3)		—	—	0.1	—	6.0	0.5	—	30.0	33.3	(86.4)
Other operating income	6.2		—	—	—	—	—	—	—	—	(0.7)	5.5

Operating profit before jointly controlled entities and associates	219.9		(0.5)	—	0.4	1.8	6.0	0.5	(0.4)	30.0	(111.8)	145.9
Share of profit/ (loss) of jointly controlled entities	0.2		(1.7)	—	—	—	—	—	—	—	—	(1.5)
Share of profit of associates	0.2		(0.2)	—	—	—	—	—	—	—	—	—

Operating profit before goodwill amortization	250.3		(2.4)	—	0.4	1.8	6.0	0.5	(0.4)	—	(111.8)	144.4
Goodwill amortisation	(30.0)		—	—	—	—	—	—	—	30.0	—	—

Operating profit	220.3		(2.4)	—	0.4	1.8	6.0	0.5	(0.4)	30.0	(111.8)	144.4
Finance income	30.8		5.5	—	—	2.6	35.5	—	—	—	(29.1)	45.3
Finance costs	(80.7)		(3.3)	—	—	(3.4)	(35.4)	—	(0.2)	—	53.9	(69.1)

Net finance costs	(49.9)		2.2	—	—	(0.8)	0.1	—	(0.2)	—	24.8	(23.8)

Profit on ordinary activities before goodwill amortisation and taxation	200.4		(0.2)	—	0.4	1.0	6.1	0.5	(0.6)	—	(87.0)	120.6
Goodwill amortisation	(30.0)		—	—	—	—	—	—	—	30.0	—	—

Profit before tax	170.4		(0.2)	—	0.4	1.0	6.1	0.5	(0.6)	30.0	(87.0)	120.6
Income tax expense	(54.1)		0.2	(2.7)	(0.1)	0.5	(2.2)	—	0.2	—	29.2	(29.0)

Profit for the period from continuing operations	116.3		—	(2.7)	0.3	1.5	3.9	0.5	(0.4)	30.0	(57.8)	91.6

Discontinued operations
Profit for the period from discontinued operations	—		—	—	—	—	—	—	—	—	57.8	57.8
Profit for the period	116.3		—	(2.7)	0.3	1.5	3.9	0.5	(0.4)	30.0	—	149.4

Minority interests
- equity (continuing operations)	(0.1)
- non-equity (discontinued operations)	(0.9)

Profit for the period after minority interests	115.3

Earnings per share:
Basic earnings per ordinary share	6.29	p										8.10	p

Diluted earnings per ordinary share	6.12	p										7.84	p

(b) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005

	UK GAAP		IFRS reclassifications	Other IFRS adjustments									IFRS
				Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Impairment IAS 36	Share- based payments IFRS 2	Business combinations IFRS 3	Good- will IFRS 3	Discontinued operations IFRS 5
	£m		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	6,848.8		(2.9)	—	—	—	—	—	—	—	—	(2,250.9)	4,595.0
Cost of sales	(4,567.2)		—	—	—	7.2	—	—	—	(10.0)	—	1,288.1	(3,281.9)

Gross profit	2,281.6		(2.9)	—	—	7.2	—	—	—	(10.0)	—	(962.8)	1,313.1
Transmission and distribution costs	(606.2)		—	—	1.3	0.1	—	—	—	—	—	311.1	(293.7)

Administrative expenses before goodwill amortisation and exceptional item	(511.3)		—	—	0.4	—	14.3	—	0.4	—	—	115.8	(380.4)
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	117.5	—	—
Exceptional item -impairment of goodwill	(927.0)		—	—	—	—	—	5.0	—	—	—	922.0	—

Administrative expenses	(1,555.8)		—	—	0.4	—	14.3	5.0	0.4	—	117.5	1,037.8	(380.4)
Other operating income	33.0		—	—	—	—	—	—	—	—	—	1.2	34.2

Operating profit before jointly controlled entities and associates	152.6		(2.9)	—	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Share of profit/ (loss) of jointly controlled entities	2.2		(4.4)	—	—	—	—	—	—	—	—	—	(2.2)
Share of profit of associates	3.8		(1.6)	—	—	—	—	—	—	—	—	—	2.2

Operating profit before goodwill amortisation and exceptional item	1,203.1		(8.9)	—	1.7	7.3	14.3	—	0.4	(10.0)	—	(534.7)	673.2
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	117.5	—	—
Exceptional item -impairment of goodwill	(927.0)		—	—	—	—	—	5.0	—	—	—	922.0	—

Operating profit	158.6		(8.9)	—	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Finance income	150.2		33.3	—	—	9.4	142.7	—	—	—	—	(123.4)	212.2
Finance costs	(338.1)		(26.2)	—	—	(16.7)	(142.1)	—	—	—	—	190.1	(333.0)

Net finance costs	(187.9)		7.1	—	—	(7.3)	0.6	—	—	—	—	66.7	(120.8)

Profit on ordinary activities before goodwill amortisation, exceptional item and tax	1,015.2		(1.8)	—	1.7	—	14.9	—	0.4	(10.0)	—	(468.0)	552.4
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	117.5	—	—
Exceptional item -impairment of goodwill	(927.0)		—	—	—	—	—	5.0	—	—	—	922.0	—

(Loss) /profit before tax	(29.3)		(1.8)	—	1.7	—	14.9	5.0	0.4	(10.0)	117.5	454.0	552.4
Income tax expense	(274.1)		1.8	(16.3)	(0.5)	4.1	(5.1)	—	—	3.0	—	149.7	(137.4)

(Loss) /profit from continuing operations for the financial year	(303.4)		—	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	603.7	415.0

Discontinued operations
Loss for the financial year from discontinued operations	—		—	—	—	—	—	—	—	—	—	(603.7)	(603.7)

Loss for the financial year	(303.4)		—	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	—	(188.7)

Minority interests
- equity (continuing operations)	(1.3)
- non-equity (discontinued operations)	(3.4)

Loss for the financial year after minority interests	(308.1)

Loss per share:
Basic loss per ordinary share	(16.83	)p											(10.56	)p

Diluted loss per ordinary share	(16.83	)p											(9.46	)p

(c) Reconciliation of operating profit by segment under UK GAAP on previous segmental basis to operating profit by segment under IFRS on revised segmental basis

As explained in Note 2, the group has revised its segmental analysis such that (i) corporate activities and (ii) the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp, are now classified as ‘Unallocated’. Reconciliations of operating profit before goodwill amortisation and exceptional item under UK GAAP for the three months ended 30 June 2004 and for the year ended 31 March 2005 on the previous segmental basis to operating profit before exceptional item under IFRS on the revised segmental basis are set out in the table below.

The reconciliations of operating profit have been extended to adjust for the impact on operating profit of the fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which were included in the prior period’s results on an accruals accounting basis under the group’s previous UK GAAP policies. The prior period results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current period, of IAS 39 fair value gains and losses from adjusted operating profit. This is consistent with the adjustments made to earnings per share as explained in Note 7.

	Three months ended 30 June 2004
	Infrastructure Division	UK Division	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	101.1	23.6	8.5	—	133.2	116.7
Reallocation of corporate costs	(0.5)	0.3	(0.1)	1.7	1.4	(1.4)
Reallocation of PacifiCorp non-regulated businesses	—	—	—	11.1	11.1	(11.1)

Operating profit* under UK GAAP- revised segmental basis	100.6	23.9	8.4	12.8	145.7	104.2
IFRS adjustments	0.6	(0.1)	0.2	(0.5)	0.2	7.6
Reclassification of associates and jointly controlled entities	(0.2)	(1.1)	(0.2)	—	(1.5)	—

Operating profit* under IFRS- revised segmental basis	101.0	22.7	8.4	12.3	144.4	111.8
Adjustment for contracts now within the scope of IAS 39	—	(13.3)	(2.7)	—	(16.0)	(0.2)

Adjusted operating profit* under IFRS - revised segmental basis	101.0	9.4	5.7	12.3	128.4	111.6

	Year ended 31 March 2005
	Infrastructure Division	UK Division	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	416.3	180.5	58.6	—	655.4	541.7
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)	12.9
Reallocation of PacifiCorp non-regulated businesses	—	—	—	39.1	39.1	(39.1)

Operating profit* under UK GAAP - revised segmental basis	425.0	195.8	59.9	0.9	681.6	515.5
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)	19.2
Reclassification of associates and jointly controlled entities	0.2	(1.9)	(0.5)	2.2	—	—

Operating profit* under IFRS - revised segmental basis	427.4	185.3	60.0	0.5	673.2	534.7
Adjustment for contracts now within the scope of IAS 39	—	(91.8)	(1.4)	—	(93.2)	(0.1)

Adjusted operating profit* under IFRS - revised segmental basis	427.4	93.5	58.6	0.5	580.0	534.6

*	before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

(d) Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005

Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005 are summarised below together with the information on which the calculations are based.

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Basic earnings / (loss) per share
Earnings / (loss) per share	22.60	p	(33.16	)p	(10.56	)p
Profit / (loss) attributable to equity holders of Scottish Power plc (£ million)	413.7		(607.1)		(193.4)
Weighted average share capital (number of shares, million)	1,830.8		1,830.8		1,830.8

Diluted earnings / (loss) per share
Earnings / (loss)per share	22.03	p	(31.49	)p	(9.46	)p
Profit / (loss) attributable to equity holders of Scottish Power plc (£ million)	424.7		(607.1)		(182.4)
Weighted average share capital (number of shares, million)	1,928.0		1,928.0		1,928.0

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Adjusted basic earnings per share
Profit/ (loss) attributable to equity holders of Scottish Power plc	413.7		(607.1)		(193.4)
Adjusting items
- onerous contract releases/intangible assets charges relating to commodity contracts	(92.4)		—		(92.4)
- proprietary trading profit	(0.8)		(0.1)		(0.9)
- impairment of PacifiCorp goodwill	—		922.0		922.0
- tax on adjusting items	28.1		—		28.1

Adjusted profit attributable to equity holders of Scottish Power plc	348.6		314.8		663.4

Weighted average share capital (number of shares, millions)	1,830.8		1,830.8		1,830.8

Adjusted basic earnings per share	19.04	p	17.20	p	36.24	p

(e) Reconciliation of the group balance sheet under UK GAAP to IFRS as at 30 June 2004

UK GAAP	IFRS reclassifications	Other IFRS adjustments	IFRS
Dividends IAS 10	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Business combinations IFRS 3	Good-will IFRS 3
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	1,849.4	—	—	—	—	—	—	—	29.9	1,879.3
- other intangible assets	51.2	320.8	—	—	—	—	—	18.5	—	390.5
Property, plant and equipment	9,237.2	(320.8)	—	—	0.4	54.3	(15.2)	3.6	—	8,959.5
Investments accounted for using the equity method	68.2	—	—	—	—	—	—	—	—	68.2
Other investments	126.6	—	—	—	—	—	—	—	—	126.6
Trade and other receivables	—	57.9	—	—	—	—	—	—	—	57.9
Finance lease receivables	—	83.9	—	—	—	92.2	—	—	—	176.1

Non-current assets	11,332.6	141.8	—	—	0.4	146.5	(15.2)	22.1	29.9	11,658.1
Current assets
Inventories	306.8	—	—	—	—	—	—	—	—	306.8
Trade and other receivables	1,343.8	(127.7)	—	—	—	—	—	—	—	1,216.1
Finance lease receivables	—	10.3	—	—	—	15.2	—	—	—	25.5
Cash and cash equivalents	844.4	—	—	—	—	—	—	—	—	844.4

Current assets	2,495.0	(117.4)	—	—	—	15.2	—	—	—	2,392.8

Total assets	13,827.6	24.4	—	—	0.4	161.7	(15.2)	22.1	29.9	14,050.9

Current liabilities
Loans and other borrowings	(548.4)	3.7	—	—	—	—	—	—	—	(544.7)
Obligations under finance leases	—	—	—	—	—	(19.8)	—	—	—	(19.8)
Trade and other payables	(1,551.2)	239.8	91.1	—	—	—	—	(0.2)	—	(1,220.5)
Current tax liabilities	—	(245.1)	—	—	—	(0.7)	—	—	—	(245.8)
Short-term provisions	—	(130.9)	—	—	—	—	—	—	—	(130.9)

Current liabilities	(2,099.6)	(132.5)	91.1	—	—	(20.5)	—	(0.2)	—	(2,161.7)

Non-current liabilities
Loans and other borrowings	(4,585.5)	5.1	—	—	—	—	—	—	—	(4,580.4)
Obligations under finance leases	—	(15.1)	—	—	—	(164.8)	—	—	—	(179.9)
Retirement benefit obligations	—	(134.8)	—	—	—	—	(377.2)	—	—	(512.0)
Deferred tax liabilities	(1,267.9)	—	—	23.7	(0.1)	20.9	136.2	(23.9)	—	(1,111.1)
Long-term provisions	(527.7)	252.9	—	—	—	—	—	1.6	—	(273.2)
Deferred income	(584.5)	—	—	—	—	—	—	—	—	(584.5)

Non-current liabilities	(6,965.6)	108.1	—	23.7	(0.1)	(143.9)	(241.0)	(22.3)	—	(7,241.1)

Total liabilities	(9,065.2)	(24.4)	91.1	23.7	(0.1)	(164.4)	(241.0)	(22.5)	—	(9,402.8)

Net assets	4,762.4	—	91.1	23.7	0.3	(2.7)	(256.2)	(0.4)	29.9	4,648.1

Equity
Share capital	931.1	—	—	—	—	—	—	—	—	931.1
Share premium	2,283.9	—	—	—	—	—	—	—	—	2,283.9
Revaluation reserve	41.2	(41.2)	—	—	—	—	—	—	—	—
Capital redemption reserve	18.3	—	—	—	—	—	—	—	—	18.3
Merger reserve	406.4	—	—	—	—	—	—	—	—	406.4
Translation reserve	—	486.5	—	1.0	—	(0.1)	(2.7)	—	(0.1)	484.6
Retained earnings	1,023.9	(445.3)	91.1	22.7	0.3	(2.6)	(253.5)	(0.4)	30.0	466.2

Equity attributable to equity holders of Scottish Power plc	4,704.8	—	91.1	23.7	0.3	(2.7)	(256.2)	(0.4)	29.9	4,590.5
Minority interests
- equity	3.5	—	—	—	—	—	—	—	—	3.5
- non-equity	54.1	—	—	—	—	—	—	—	—	54.1

Total equity	4,762.4	—	91.1	23.7	0.3	(2.7)	(256.2)	(0.4)	29.9	4,648.1

Net asset value per ordinary share	256.4	p	250.2	p

(f) Group Cash Flow Statement under IFRS for the quarter ended 30 June 2004

The consolidated statement of cash flows prepared in accordance with FRS 1 ‘Cash flow statements’ (Revised) presented substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows were presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would have been included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydroelectric relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £23.4 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets of which £3.9 million relates to continuing operations.

IFRIC 4 contains guidance on the identification of lease arrangements. The group’s arrangements have been assessed against the criteria contained in IFRIC 4 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, against the criteria in IAS 17 to determine whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £3.2 million being reclassified from cash generated from operations to interest paid all of which relates to discontinued operations

(g) Notes to Income Statement Reclassifications

Certain income statement items, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS.

The reclassifications below do not have any effect on the group’s previously reported net income.

(i) IAS 28/31 - Associates/jointly controlled entities

The group’s share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of associates and jointly controlled entities in accordance with IAS 28 and IAS 31.

(ii) IAS 17 - Leases

Net income in relation to finance leases in the US of £0.5 million (year ended 31 March 2005 £2.9 million) has been reclassified from revenue to finance income (£5.5 million) (year ended 31 March 2005 £33.3 million) and finance costs (£5.0 million) (year ended 31 March 2005 £30.4 million) in accordance with IAS 17. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation under FRS 5.

(h) Notes to Balance Sheet Reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. None of these reclassifications have any effect on the group’s previously reported net assets or shareholders’ funds.

(i) IAS 1 - Presentation of financial statements

Trade and other receivables falling due after more than one year of £33.9 million at 30 June 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £83.9 million at 30 June 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £10.3 million at 30 June 2004, previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £130.9 million at 30 June 2004, previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £15.1 million at 30 June 2004, previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

(ii) IAS 12 - Income taxes

Current corporate tax balances of £245.1 million at 30 June 2004, previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 - Employee benefits

Pensions and other post-retirement benefits of £134.8 million at 30 June 2004, previously included within Provisions for liabilities and charges and Trade and other payables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 ‘Employee Benefits’, this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 - The effects of changes in foreign exchange rates

Cumulative exchange gains and losses of £486.5 million at 30 June 2004, net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve. These were previously included within retained earnings.

Under IAS 21, all monetary items are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that existed under UK GAAP. At 30 June 2004, derivatives currently showing a gain of £24.0 million and £0.4 million have been included within Non-current and Current trade and other receivables respectively. Those derivatives currently showing a loss of £13.9 million and £4.2 million have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

(v) IAS 38 - Intangible assets

Certain Non-current assets at 30 June 2004, being capitalised software of £258.8 million and hydroelectric relicensing costs of £62.0 million, previously included within tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 - First-time adoption of IFRS

The revaluation reserve of £41.2 million at 30 June 2004, previously recognised in respect of the revaluation of the group’s Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group’s transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

(i) Notes to IFRS Remeasurements

The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which have been applied by the group prospectively from 1 April 2005 in accordance with the exemptions set out in IFRS 1.

(i) IAS 10 - Events after the balance sheet date

Dividends in respect of the group’s ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10.

Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 - Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on temporary differences.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 - Property, plant and equipment

The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16.

Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 - Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation whereby the non-recourse debt was offset against the receivable in accordance with FRS 5. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £106.5 million and £108.6 million of non-recourse debt. Income from finance leases for the quarter ended 30 June 2004 increased by £1.7 million (year ended 31 March 2005 £4.9 million), net of a tax credit of £0.4 million (year ended 31 March 2005 £3.7 million).

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant and equipment of £54.3 million and additional obligations under finance leases of £76.0 million. Profit before tax reduced by £0.3 million for the quarter ended 30 June 2004 (year ended 31 March 2005 £1.2 million).

(v) IAS 19 - Employee benefits

Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group’s accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group’s accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group’s policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IAS 36 - Impairment

The goodwill associated with PacifiCorp was reviewed for impairment under both UK GAAP and IFRS, as required where there is an indicator of impairment. At 31 March 2005, this resulted in a charge for impairment under IFRS which was £5.0 million lower compared to the charge under UK GAAP, as a result of the lower net assets of PacifiCorp under IFRS.

(vi) IFRS 2 - Share-based payments

The group’s employee share and share option schemes have been accounted for in accordance with IFRS 2 ‘Share-based payments’. This requires that a charge be recognised, using a fair value model, for all of the group’s share and share option schemes.

Previously under UK GAAP, the group accounted for the cost for certain of its share and share option schemes based on an intrinsic value model.

(vii) IFRS 3 - Business combinations

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that time was “frozen”. No future amortisation will be charged, although an annual review for impairment is required.

Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquistions differ from those under UK GAAP.

(viii) IFRS 5 - Discontinued operations

As a result of the group’s decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in one line in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit and the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme will terminate following completion of the sale of PacifiCorp.

11 Summary of differences between IFRS and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with IFRS which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Three months ended 30 June
	2005		2004
	£m		£m
Profit for the period under IFRS attributable to equity holders of Scottish Power plc	108.3		148.4
US GAAP adjustments:
US regulatory net assets	(12.7)		(11.3)
Retirement benefit obligations	(8.5)		(3.6)
Decommissioning, environmental and mine reclamation liabilities	(11.9)		(2.6)
Derivative financial instruments	78.6		106.6
Other	1.6		(3.0)

	155.4		234.5
Deferred tax effect of US GAAP adjustments	(12.0)		(14.1)

Profit for the period under US GAAP	143.4		220.4

	£m		£m
Profit for the period under US GAAP consists of (loss)/profit from:
- Continuing operations	149.0		137.7
- Discontinued operations	(5.6)		82.7

- Continuing and discontinued operations	143.4		220.4

Earnings per share under US GAAP
- Continuing operations	8.12	p	7.52	p
- Discontinued operations	(0.30	)p	4.51	p

- Continuing and discontinued operations	7.82	p	12.03	p

Diluted earnings per share under US GAAP
- Continuing operations	8.08	p	6.70	p
- Discontinued operations	(0.30	)p	4.29	p

- Continuing and discontinued operations	7.78	p	10.99	p

(b) Effect on equity attributable to equity holders of Scottish Power plc of differences between IFRS and US GAAP:

	30 June 2005	30 June 2004
	£m	£m
Equity attributable to equity holders of Scottish Power plc under IFRS	4,340.2	4,590.5
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(201.5)	(198.6)
Amortisation of goodwill	156.6	153.0
Impairment of goodwill	(485.7)	—
US regulatory net assets	545.6	705.9
Retirement benefit obligations	626.1	393.5
Revaluation of fixed assets	(59.8)	(54.0)
Depreciation on revaluation uplift	12.4	12.4
Decommissioning, environmental and mine reclamation liabilities	(76.1)	(17.9)
Derivative financial instruments	(214.3)	144.0
Other	17.4	(12.7)
Deferred tax:
Effect of US GAAP adjustments	(363.7)	(457.1)
Effect of differences in methodology	—	—

Equity attributable to equity holders of Scottish Power plc under US GAAP	4,869.5	5,831.3

The derivative financial instruments adjustment for the three month period ended 30 June 2005 represents the difference between accounting for derivative financial instruments under IFRS and US GAAP. Both IAS 39, the IFRS financial instruments standard, and FAS 133, the US GAAP equivalent, require all derivative financial instruments, as defined by the respective standard, to be marked to market value. Both standards provide specific exemptions to this requirement; however the exemptions allowed are different between the standards, giving rise to a GAAP difference. The equivalent adjustment for the three month period ended 30 June 2004 represented the difference in accounting for derivative financial instruments under the group’s former UK GAAP accounting policies for such items (which applied until the adoption of IAS 39 on 1 April 2005) and US GAAP.

In addition, the effect of changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities under US GAAP pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. No comparable standard exists under IFRS and therefore no regulatory assets or liabilities are recognised under IFRS in respect of these contracts. The derivative financial instruments adjustment included within equity shareholders’ funds at 30 June 2005 of £(214.3) million includes a net liability of £65.0 million which is subject to regulation and is therefore offset by a US regulatory asset of £ 65.0 million included within ‘US regulatory net assets’ above.

Included within equity attributable to equity holders of Scottish Power plc under US GAAP at 30 June 2005 are net assets held for sale of £2,399.2 million.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Changes in Equity,the Group Cash Flow Statement, the Movement in Net Cash and Cash Equivalents from Continuing Operations, the Reconciliation of Net Movement in Cash and Cash Equivalents to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

As disclosed in Note 1 ‘Basis of preparation’, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This quarterly report has been prepared in accordance with the basis set out in Note 1 ‘Basis of preparation’.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1 ‘Basis of preparation’, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this quarterly financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

10 August 2005